Exhibit 99.1

Attention Business Editors:

Rogers Wireless Completes Private Placement of US$2,356 Million of Notes

    TORONTO, Nov. 30 /CNW/ - Rogers Wireless Communications Inc. ("RWCI") and Rogers Communications Inc. ("RCI") jointly announced today that Rogers Wireless Inc. ("Rogers Wireless"), a wholly owned subsidiary of RWCI, has completed a private placement in an aggregate principal amount of approximately US$2,356 million (approximately Cdn$2,807 million based on the November 19, 2004 noon rate of exchange as reported by the Bank of Canada). The private placement consisted of Cdn$460 million 7.625% Senior (Secured) Notes due 2011, US$550 million Floating Rate Senior (Secured) Notes due 2010, US$470 million 7.25% Senior (Secured) Notes due 2012, US$550 million 7.50% Senior (Secured) Notes due 2015 and US$400 million 8.00% Senior Subordinated Notes due 2012 (collectively, the "Notes"). The offering, which was announced on November 12, 2004, was made pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the "Securities Act"), in the United States and pursuant to private placement exemptions in certain provinces of Canada.

    The Notes have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is not an offer of the Notes for sale or a solicitation of an offer to purchase the Notes in the United States or Canada. The Notes have not been and will not be qualified for distribution under the securities laws of any province or territory of Canada except pursuant to prospectus exemptions.

    Cautionary Statement Regarding Forward Looking Information: This news release includes certain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties. Rogers Communications Inc. and Rogers Wireless Communications Inc. (the "Companies") caution that actual future events will be affected by a number of factors, including technological change, regulatory changes and competitive factors, many of which are beyond the Companies' control, and therefore may vary substantially from what they currently foresee. The Companies are under no obligation to (and expressly disclaim any such obligation to) update or alter any forward looking statements whether as a result of new information, future events or otherwise. Important additional information identifying risks and uncertainties is contained in the most recent Annual Reports, Annual Information Forms and other periodic securities filings for the Companies filed with the applicable Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

    About the Companies:

    Rogers Wireless Communications Inc. (TSX: RCM; NYSE: RCN) is Canada's leading provider of wireless services and operates Canada's largest integrated wireless voice and data network, providing advanced voice and wireless data solutions to customers from coast to coast on its GSM/GPRS network, the world standard wireless communications technology. Giving effect to the recent acquisition of Microcell Telecommunications, Rogers Wireless has over 5.5 million customers, and has offices in Canadian cities across the country. Rogers Wireless Communications Inc. is approximately 89% owned by Rogers Communications Inc.

    Rogers Communications Inc. (TSX: RCI; NYSE: RG) is a diversified Canadian communications and media company. It is engaged in cable television, high-speed Internet access and video retailing through Canada's largest cable television provider, Rogers Cable Inc.; in wireless voice and data communications services through Canada's largest wireless provider and the

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only provider operating on the GSM/GPRS world standard technology platform,
Rogers Wireless Communications Inc.; and in radio, television broadcasting, televised shopping and publishing businesses through Rogers Media Inc.
    %SEDAR: 00003765EF


For further information: Bruce M. Mann, (416) 935-3532, bruce.mann@rci.rogers.com; Eric A. Wright, (416) 935-3550, eric.wright@rci.rogers.com;
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